UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2015

Commission File Number: 001-36153

CRITEO S.A.

(Translation of registrant’s name into English)

32, rue Blanche

75009 Paris – France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 24, 2015, Criteo S.A. (the “Company”) entered into a Multicurrency Revolving Facility Agreement (the “Agreement”) with BNP Paribas, Crédit Lyonnais (LCL), HSBC France, Natixis and Société Générale Corporate & Investment Banking, as mandated lead arrangers and bookrunners (such financial institutions being collectively referred to herein as the “Lenders”), pursuant to which the Lenders have committed to provide a €250 million (or its equivalent in U.S. dollars or, subject to the satisfaction of certain conditions, other optional currencies) unsecured revolving credit facility (the “Facility”) to the Company for general corporate purposes of the Company and its subsidiaries, including acquisitions. The term of the Facility is five years.

Loans pursuant to the Facility will bear interest at a rate equal to the sum of the relevant benchmark rate (being EURIBOR for loans in Euros and LIBOR for loans in U.S. dollars), plus a variable margin (adjusted on the basis of the leverage ratio) plus mandatory costs (if any) of the Lenders. The Agreement contains customary mandatory prepayment events, indemnities, representations, covenants (including compliance with a total net debt to adjusted EBITDA ratio and restrictions on the incurrence of additional indebtedness) and events of default.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRITEO S.A.

Date: September 24, 2015	By:	/s/ Jean-Baptiste Rudelle
Name: Jean-Baptiste Rudelle
Title: Chief Executive Officer